The Target Portfolio Trust
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

February 17, 2015

VIA EDGAR SUBMISSION

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The Target Portfolio Trust: Form N-1A

Post-Effective Amendment No. 50 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 50 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-50476

Investment Company Act No. 811-07064

Dear Mr. Gregory:

We filed through EDGAR on December 17, 2014 on behalf of The Target Portfolio Trust (the “Registrant”) Post-Effective Amendment No. 50 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 50 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act for the purpose of adding disclosure regarding the proposed repositioning of the Target Intermediate-Term Bond Portfolio, a series of the Registrant (the “Fund”) from a fund subadvised by a non-proprietary subadviser to a fund that is subadvised by an affiliate of the investment manager. In addition to the change in subadviser, the repositioning also entails planned changes in the Fund’s investment policies and strategies, as well as its investment objective. The Amendment was also filed for the purpose of registering several new share classes to be offered by the Fund, to be known as Class A, Class C, Class Q and Class R shares. The Fund will change its name from Target Intermediate-Term Bond Portfolio to the Prudential Core Bond Fund.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on January 28, 2015, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate responses in such writing and conform the disclosure throughout the registration statement to reflect revisions made in response to comments on specific sections of the registration statement.

Response: The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate responses in such writing. The disclosure in the Registrant’s registration statement has been revised to reflect revisions made in response to comments as applicable.

2.	Comment: Please confirm that all information has been completed and/or updated in the Prospectus, Statement of Additional Information, and Part C.

Response: The Registrant confirms that all information in the Prospectus, Statement of Additional Information and Part C is current and complete.

3.	Comment: Please update the EDGAR series and class identifiers to reflect the Fund’s name change as well as the issuance of the new share classes for the Fund

Response: The Registrant confirms that all series and class identifiers will be updated upon effectiveness to reflect the Fund’s name change. The Registrant confirms that all class identifiers relating to the new share classes for the Fund have already been obtained.

4.	Comment: Please consider the Guidance released by the Division of Investment Management in IM Guidance Update 2014-01, relating to fixed income markets. Consider the adequacy of disclosures in light of any additional risks due to recent events in the fixed income markets and the potential impact of quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions, and consider the appropriate manner of communicating any risks to shareholders (e.g., prospectus, shareholder reports, etc.).

Response: We have reviewed the Guidance Update issued by the Division of Investment Management, and have considered the Fund’s disclosures in light of the guidance provided.

SUMMARY SECTION OF PROSPECTUS

1.	Comment: In the Annual Fund Operating Expenses table, please revise the final row in the table, which displays net operating expenses after waivers and/or reimbursements, so that the language of the row complies with Item 3 of Form N-1A.

Response: The final row has been revised, and will now denote: “Total annual Fund operating expenses after fee waiver and/or expense reimbursement.”

2.	Comment: In the Principal Investment Strategies discussion, please describe how the Fund’s investment strategies will be used to achieve the Fund’s investment objective of total return.

Response: We have reviewed the disclosures in the prospectus, and we believe that the disclosure appropriately discusses how the Fund’s investment strategies will be used to achieve the Fund’s investment objective.

3.	Comment: In the Principal Investment Strategies discussion, “bonds” are defined to include all fixed-income securities, including but not limited to debt obligations issued by the US government and its agencies, corporate debt securities, mortgage-related securities, and asset-backed securities. Please note that it is the view of the Staff that adjustable or variable rate securities are not considered to be fixed-income securities. If the Fund expects to invest significantly in adjustable or variable rate securities, the discussion should indicate that these types of securities will not constitute fixed-income securities for purposes of the Fund’s policy of investing at least 80% of its investable assets in bonds.

Response: The Fund does not expect to invest significantly in adjustable or variable rate securities.

4.	Comment: In the Principal Investment Strategies discussion, please consider disclosing the Fund’s expected average maturity and/or duration with respect to the Fund’s investments.

Response: We have considered the Staff’s comment, but we do not believe that inclusion of average maturity or duration information would be helpful or relevant to a prospective investor.

5.	Comment: In the Principal Investment Strategies discussion, please consider adding discussion explaining the subadviser’s strategy/ philosophy with respect to when Fund securities may be sold.

Response: We have reviewed the prospectus in light of the Staff’s comment, and we believe that the prospectus provides appropriate discussion with respect to the subadviser’s strategy and/or philosophy with respect to selling Fund securities.

6.	Comment: In the Principal Investment Strategies discussion, please consider adding discussion pertaining to the Fund’s use of active trading, if applicable. The Fund had high turnover during the most recent fiscal period.

Response: Disclosure pertaining to active trading has been included in the prospectus.

7.	Comment: The Principal Investment Strategies discussion indicates that the Fund may invest in securities issued by a foreign corporation or a US affiliate of a foreign corporation, or by a foreign government or its agencies or instrumentalities. Please consider whether disclosure pertaining to foreign investment risk, including emerging markets risk, should be included as a principal risk of the Fund.

Response: Disclosure pertaining to foreign investment risk as a principal risk of the Fund has been added to the prospectus. Because the Fund does not expect to invest significantly in emerging markets securities, emerging markets risk has not been added to the prospectus.

8.	Comment: The annual returns bar chart indicates a 100% return for calendar year 2014. Please replace this figure with the actual return for the calendar year.

Response: The 100% returns figure appeared as a “dummy” or placeholder figure in the courtesy copy of the prospectus which we provided to you. The actual 485(a) filing submitted to EDGAR omitted the 2014 “dummy” or placeholder figure altogether. The actual calendar year 2014 return will be included in the annual returns bar chart.

9.	Comment: Underneath the annual returns bar chart, please include a footnote providing year-to-date returns information as of the end of the most recent calendar quarter, as required by Item 4(b) of Form N-1A.

Response: The post-effective amendment is expected to become effective in mid-February, and as a result, the 2014 annual return, which we will include in the bar chart, will be the most currently available return which can be included.

PRIOR PERFORMANCE OF SIMILARLY MANAGED ACCOUNTS

1.	Comment: Other Accounts. Supplementally confirm that the subadviser did not manage any other accounts or funds that were substantially similar to the Prudential Core Bond Fund. If it did so, include the performance of such accounts and funds in the Prior Performance presentation. If any substantially similar accounts or funds were excluded from the presentation, please explain why and supplementally state that their exclusion would not cause the presentation to be misleading.

Response: The subadviser did not manage any other accounts or funds substantially similar to the Prudential Core Bond Fund which were excluded from the presentation.

2.	Comment: Purpose of inclusion of Prior Performance. Please disclose the reasons for including the prior performance of the PIM Core Fixed Income Composite, as the Fund already has almost 10 years of historical performance history.

Response: The Fund’s historical performance was attributable to an unaffiliated subadviser following a different investment objective and different investment policies and strategies. The performance of the PIM Core Fixed Income Composite is presented to show how the new subadviser’s strategy performed over the period.

3.	Comment: Substantially Similar Standard. Please replace all references in the presentation which indicate or state that the other accounts are managed pursuant to “an investment strategy and policies substantially similar to the investment strategy and policies of the Fund”

with references which indicate or state the other accounts are managed pursuant to an “investment objective(s), strategies and policies” which are substantially similar to those of the Fund, since this is the required standard for the inclusion of other account performance in the prospectus.

Response: The requested revision has been made.

4.	Comment: Effect of the Investment Company Act. Please include disclosure stating that the accounts which comprise the PIM Core Fixed Income Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code, which if applicable, might have adversely affected the performance results of the PIM Core Fixed Income Composite.

Response: The requested additional disclosure has been added.

5.	Comment: Records. Supplementally confirm to the SEC Staff that the subadviser is in possession of all of the records to support the calculation of prior historical performance of the other accounts, as required pursuant to Rule 204-2(a)(16) under the Investment Advisers Act.

Response: We hereby confirm to the SEC Staff that the subadviser is in possession of the records to support the calculation of the prior historical performance of the other accounts..

6.	Comment: Historical Investment Performance. Please clarify and confirm that the investment performance shown in the presentation is historical investment performance, and modify all references in the presentation to “investment performance” to indicate “historical investment performance.”

Response: The investment performance shown in the presentation is historical performance. As requested, all references in the presentation to “investment performance” have been modified to indicate “historical investment performance.”

7.	Comment: Performance Calculations. Please explain and disclose the method(s) used for the historical investment performance calculations. Please also disclose how the calculation method utilized differs from the SEC method, if applicable.

Response: Additional disclosure and explanation pertaining to the calculations has been included in the prospectus.

8.	Comment: Net of Fee Performance. The third paragraph of the presentation includes the following sentence: “Net of fee performance is presented before custodial fees and other operating expenses but after the Subadviser’s actual advisory fees and transaction costs.” Please revise this disclosure and the performance returns information in the table so that the net figure reflects all fees, including sales loads and other operating expenses, other than custodial fees.

Response: The disclosure and performance returns have been revised.

9.	Comment: Taxes. The third paragraph of the presentation includes the following sentence: “Composite returns are gross of reclaimable withholding taxes for those accounts that are eligible, and net of non-reclaimable withholding taxes.” Please revise this sentence so that it complies with the plain English requirements: it is not clear what this sentence is discussing or disclosing.

Response: The sentence has been deleted.

10.	Comment: Conditions. The first sentence of the fourth paragraph includes the following sentence: “Fees charged may vary by client due to various conditions including account size.” Please explain and disclose specifically the “conditions” besides account size that may impact fees charged to clients.

Response: The sentence has been deleted, and replaced with a revised explanation.

11.	Comment: Description of the PIM Core Fixed Income Composite. The first paragraph includes the following sentence: “The PIM Core Fixed Income Composite….includes all discretionary portfolios managed by the Subadviser with similar investment objectives and risk profiles that are indexed against the Barclays US Aggregate Bond Index and that focus their strategies on sector allocation and subsector/security selection.” Please clarify the description of the composite in this sentence. In particular, does this sentence indicate or connote that the “discretionary portfolios” were passively managed index funds/accounts? Please also disclose and explain how sector allocation funds/accounts comprising the composite are substantially similar to the Fund, because the prospectus does not reference sector or subsector allocations.

Response: In response to the Staff’s comment, we have revised the sentence to clarify that the

“discretionary portfolios” are not passively managed index funds or accounts.

12.	Comment: Staff Review. Please provide the SEC staff with your response to all comments with respect to the “Prior Performance of Similarly Managed Accounts” presentation in the prospectus prior to the effectiveness of the registration statement, so that the staff may review your responses and have the opportunity for further comment prior to the effectiveness of the registration statement. The SEC staff may have further comments.

Response: A proposed revision to the “Prior Performance of Similarly Managed Accounts” presentation was provided to the Staff for review prior to the effectiveness of the registration statement.

OTHER

13.	Comment: With respect to the Fund’s 20% investment basket (i.e., investable assets other than the 80% of investable assets which the Fund must invest in bonds), please consider disclosing any significant investments that may comprise the 20% basket, including related risks. Derivatives and convertible securities may be examples of investments that may comprise part of the Fund’s 20% investment basket, and which should be discussed.

Response: In light of the Staff’s comment, we have reviewed the prospectus, and confirmed that the prospectus discloses and discusses the investments which may comprise the Fund’s 20% investment basket.

14.	Comment: In the discussion of “How the Fund Invests,” there is disclosure noting that the Fund’s investment objective is not a fundamental policy of the Fund, and therefore may be changed by the Board without shareholder approval. Please consider disclosing the advance notice period provided to shareholders before a change in investment objective would be implemented.

Response: There is no present intention to change the Fund’s investment objective, and if a change in investment objective were approved by the Board, shareholders would be provided with advance notification.

15.	Comment: In the discussion of “Other Investments and Strategies,” the discussion pertaining to “Temporary Defensive Investments” states that taking a temporary defensive position is inconsistent with and limits the Fund’s ability to achieve its investment objectives. Please revise the discussion also to indicate that a temporary defensive position taken by the Fund may be or is inconsistent with its principal investment strategies. See Instruction 6, to Item 9 of Form N-1A, which call for two separate disclosures.

Response: The disclosure has been revised.

EXEMPTIVE RELIEF

1.	Comment: In the “How the Fund is Managed” section, there is discussion explaining the exemptive order granted by the Commission and the authority granted to the Fund and the Fund’s investment manger pursuant to the exemptive order. Please review the representations, terms and conditions of the order and revise the discussion accordingly, taking special note of conditions 2 and 14 of the order, as well as representations 5, 6, & 7. The revised discussion should include a brief description of the multi-manager order. Please also include in the revised discussion a statement to the effect that any amendment to the current management or subadvisory agreement(s) that directly or indirectly results in an increase in the aggregate management fee will be submitted to Fund shareholders for their approval.

Response: The discussion pertaining to the exemptive order has been revised.

FUND DISTRIBUTIONS / TAXATION

2.	Comment: In the “Fund Distributions and Tax Issues” section, please consider revising and updating the discussion pertaining to the qualifying income thresholds for the lower maximum capital gains tax rate, since the income thresholds that appear in the discussion have changed for 2015.

Response: We believe that the disclosure is correct, since the income thresholds are identified as approximate.

STATEMENT OF ADDITIONAL INFORMATION

1.	Comment: In the discussion of “Illiquid or Restricted Securities,” please include disclosure describing the Fund’s policy with respect to the percentage limits applicable to illiquid securities, and indicate that this policy should not be limited only to the time of purchase of illiquid securities. In addition, discuss and explain any corrective measures that the Fund will implement in order to maintain the required 15% maximum pertaining to illiquid securities.

Response: We believe that the existing disclosure, which explains that the Fund will not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid, is sufficient.

2.	Comment: In the discussion of “Payments to Financial Services Firms,” please review the firm listings for accuracy and revise and update the listings as appropriate to reflect 2014 payments.

Response: The listings have been updated for 2014.

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff: (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel